Filed by Alumis Inc.

pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ACELYRIN, INC.
Commission File No.: 001-41696

Date: March 6, 2025

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 6, 2025, among Alumis Inc., a Delaware corporation (“Alumis”), ACELYRIN, Inc., a Delaware corporation (“ACELYRIN”), and Arrow Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Alumis (“Merger Sub”) (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into ACELYRIN and ACELYRIN will continue as the surviving corporation and direct wholly owned subsidiary of Alumis.

Transform Therapies. Reimagine Lives. March 2025 Corporate Presentation

2 © Alumis Forward - Looking Statements This communication contains forward looking statements within the meaning of federal securities laws, including the “safe har bor ” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates an d expectations of management of Alumis Inc. (“Alumis”) and ACELYRIN, Inc. (“ACELYRIN”) in light of historical results and trends, current conditions and potential future de velopments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such st atements. The inclusion of forward - looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “e xpect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estim ate ,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future pl ans , actions or events identify forward - looking statements. All statements, other than statements of historical facts, including ex press or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the agreement and plan of merger, dated as of February 6, 202 5, by and among the parties (the “merger agreement”); the issuance of common stock of Alumis contemplated by the merger agreemen t; the expected filing by Alumis with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S - 4 (the “registration statement”) and a join t proxy statement/prospectus of Alumis and ACELYRIN to be included therein (the “joint proxy statement/prospectus”); the expe cte d timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected bene fit s of the proposed transaction; the sufficiency of the combined company’s capital resources; the combined company’s cash runwa y; the competitive ability and position of the combined company; the clinical pipeline of the combined company; and any assumptions underlying any of the foregoing, are forward - looking statements. Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a tim ely basis or at all, which may adversely affect Alumis’ and ACELYRIN’s businesses and the price of their respective securities; ( ii ) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Alumis’ stockholders a nd ACELYRIN’S stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (i ii) the effect of the announcement, pendency or completion of the proposed transaction on each of Alumis’ or ACELYRIN’s ability to attract, motivate, retain and hire key per son nel and maintain relationships with partners, suppliers and others with whom Alumis or ACELYRIN does business, or on Alumis’ or ACELYRIN’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Alumis’ and ACELYRIN’s ongoing business ope rat ions; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed t ran saction thereupon, including resulting expense or delay; (vi) that Alumis or ACELYRIN may be adversely affected by other economic, business and/or competitive factors; (vii) t he occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, includ ing in circumstances which would require Alumis or ACELYRIN to pay a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impa ct Alumis’ or ACELYRIN’s ability to pursue certain business opportunities or strategic transactions; (ix) the risk that the anti cip ated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (x) the impact of legislative, regulatory, economic, compe tit ive and technological changes; (xi) risks relating to the value of Alumis securities to be issued in the proposed transaction ; ( xii) the risk that integration of the proposed transaction post closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from th e t ransaction; (xiii) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Alumis and ACELYRIN; (xiv) the implementation of each of Alumis’ and ACELYRIN’s business model and strategic plans for product candidates and pipe lin e, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing an d new products and product candidates; (xv) the scope, progress, results and costs of developing Alumis’ and ACELYRIN’s product candidates and any future product candidates, in cluding conducting preclinical studies and clinical trials, and otherwise related to the research and development of Alumis’ and ACELYRIN’s pipeline; (xvi) the timing and costs involved in obtaining and maintaining regulatory approval for Alumis’ and ACELYRIN’s current or future product candidates, and any rel ate d restrictions, limitations and/or warnings in the label of any approved product; (xvii) the market for, adoption (including rat e and degree of market acceptance) and pricing and reimbursement of Alumis’ and ACELYRIN’s product candidates, if approved, and their respective abilities to compete with thera pie s and procedures that are rapidly growing and evolving; (xviii) uncertainties in contractual relationships, including collabo rat ions, partnerships, licensing or other arrangements and the performance of third party suppliers and manufacturers; (xix) the ability of each of Alumis and ACELYRIN to establish and ma intain intellectual property protection for products or avoid or defend claims of infringement; (xx) Alumis’ ability to succe ssf ully integrate ACELYRIN’s operations and personnel; and (xxi) potential delays in initiating, enrolling or completing preclinical studies and clinical trials. These risks, as well as other risks related to the proposed transaction, will be described in the registration statement and the joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the registration statement are considered representative, no such list should be considered to be a complete sta tem ent of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward looking statements, please refer to Alumis’ and ACELYRIN’s respective periodic reports and other filings with the SEC, includ ing the risk factors identified in Alumis’ and ACELYRIN’s most recent Quarterly Reports on Form 10 Q and/or Annual Reports on For m 10 K. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Alumis and ACELYRIN and their respective bus inesses, including factors that potentially could materially affect their respective businesses, financial conditions or oper ati ng results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward looking statements, and not to place undue reliance on any fo rwa rd - looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described i n other documents Alumis and ACELYRIN file from time to time with the SEC. The forward - looking statements included in this communication are made only as of the date hereof. Alumis assumes no obligation and does not intend to update these forward - looking statements, even if new information becomes available in the future, except as required by law. This presentation contains trademarks, service marks, trade names and copyrights of Alumis and other companies which are the pro perty of their respective owners. This presentation discusses product candidates that are under clinical study and which have no t yet been approved for marketing by the U.S. Food and Drug Administration. No representation is made as to the safety or effectiveness of these product candidates for the uses fo r which they are being studied. This presentation also contains estimates and other statistical data made by independent part ies and by us relating to market size and growth and other data about our industry. These data involve a number of assumptions and limitations, and you are cautioned not to give undue wei ght to such estimates. We have not independently verified the data generated by independent parties and cannot guarantee thei r a ccuracy or completeness. In addition, projections, assumptions, and estimates of our future performance and the future performance of the markets in which we operate are necess ari ly subject to a high degree of uncertainty and risk. Additional Information and Where to Find It In connection with the proposed merger, Alumis intends to file with the SEC the registration statement, which will include th e j oint proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the joint proxy sta tem ent/prospectus will be delivered to stockholders of Alumis and ACELYRIN. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF ALUMIS AND ACELYRIN ARE URGED TO RE AD THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE M ERG ER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ME RGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) a nd other documents filed by Alumis and ACELYRIN with the SEC, without charge, through the website maintained by the SEC at www.sec.gov. Copies of the doc ume nts filed with the SEC by Alumis will be available free of charge under the SEC Filings heading of the Investor Relations sec tio n of Alumis’ website at https://investors.alumis.com/. Copies of the documents filed with the SEC by ACELYRIN will be available free of charge under the Financials & Filings headin g o f the Investor Relations section of ACELYRIN’s website at https://investors.acelyrin.com/. Participants in the Solicitation Alumis and ACELYRIN and their respective directors and executive officers may be deemed to be participants in the solicitatio n o f proxies in respect of the proposed transaction. Information about Alumis’ directors and executive officers is set forth in Alu mis’ registration statement on Form S - 1/A (File No. 333 280068), which was filed with the SEC on June 24, 2024. Information about ACELYRIN’s directors and executive officers is set for th in the proxy statement for ACELYRIN’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 22, 2024, an d ACELYRIN’s Current Reports on Form 8 - K filed with the SEC on May 28, 2024, August 13, 2024 and December 10, 2024. Stockholders may obtain additional information regarding the int erests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant ma terials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it beco mes available before making any voting or investment decisions. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitat ion of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or s al e would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the re quirements of Section 10 of the Securities Act of 1933, as amended.

1. Preliminary, unaudited and subject to change © Alumis 3 Creating Well Capitalized Company with Multiple Upcoming Expected Development Milestones and Extended Runway into 2027 〉 Creates a late - stage clinical biopharma company dedicated to innovating, developing and commercializing transformative therapies for immune - mediated diseases 〉 Differentiated pipeline with multiple upcoming milestones expected, including: 〉 Topline data from Phase 3 ONWARD trials for Alumis ’ ESK - 001 in moderate - to - severe plaque psoriasis now expected for readout in 1Q 2026 〉 Topline data from Phase 2b LUMUS trial in systemic lupus erythematosus on track for readout in 2026 〉 Phase 2 clinical trial initiation for Alumis ’ A - 005 in MS 〉 Addition of lonigutamab , a subcutaneously delivered anti - IGF - 1R for thyroid eye disease (TED), with committed capital for a clinical development plan to evaluate its potential differentiation 〉 Pro forma cash of ~$737 million as of December 31, 2024, provides runway into 2027 beyond multiple expected clinical readouts 1 〉 Combined company to benefit from world - class leadership team with proven record of operating discipline and capital efficiency

Late-Stage Pipeline with Multiple Near-Term Catalysts

TARGET		DEVELOPMENT: PRECLINICAL / PHASE 1 / PHASE 2 / PHASE 3	ANTICIPATED MILESTONES
ESK-001 *(TYK2)*	Moderate-to-Severe Plaque Psoriasis (PsO)	Phase 3	*1Q 2026: Phase 3 topline data*
	Systemic Lupus Erythematosus (SLE)	Phase 2	*2026: Phase 2b topline data*
	Add'l indications TBD PsA, IBD, etc.	*Other suitable development opportunities for ESK-001 include expanded Psoriasis indication, and/or other immunological indications outside the CNS*	
Lonigutamab *(anti-IGF-1R)*	Thyroid Eye Disease (TED)	Phase 2	*Clinical Development Plan to be finalized post-close*
A-005 *(TYK2)*	Multiple Sclerosis (MS)	Phase 1	*2025: Initiate Phase 2 in MS* *2026: Phase 2 topline data*
	Add'l indications TBD PAR, AD, etc.	*Expanded opportunities for A-005 include other neuroinflammatory or neurodegenerative indications*	
IRF5, Additional Targets	Undisclosed	Preclinical	*YE25: New clinical candidate*

> *Post transaction close, we expect to evaluate lonigutamab's promising potential differentiation profile in TED with approximately $25-50M of committed capital and the combined expertise of Alumis and the lonigutamab team*

alumis

© Alumis

4

Recent Achievements and Anticipated Multiple Near - Term Milestones 2024 2025 2026 MAR APR JUL 3Q YE ESK - 001 – Present Phase 2 STRIDE and OLE Data at AAD A - 005 – Phase 1 Initiation ESK - 001 – Initiate Phase 3 in PsO ESK - 001 – PsO OLE Data Update A - 005 – Phase 1 Data 1Q 2026 2026 ESK - 001 – PsO Phase 3 Topline Data ESK - 001 – SLE Phase 2b Topline Data A - 005 – MS Phase 2 Topline Data ESK - 001 – PsO 52 - Wk Phase 2 OLE Data for Late - Breaker Presentation at AAD Alumis / Acelyrin Merger Close Finalize Plan for Lonigutamab A - 005 – MS Phase 2 Initiation IND Filing for 3rd Clinical Candidate Once - daily formulation established for ESK - 001 1Q 2 Q Mid - 25 2H 2H25 2025 5 © Alumis

6 Alumis + ACELYRIN: A Well Characterized Late - Stage Portfolio with Significant Opportunity Genomic, proteomic and clinical insights validate and drive our Research and Development strategy and increase the probability of technical success (PTS) of our programs Experienced team with strong track record in value creation Proven Leadership High PTS Near Term Pivotal Data Large Opportunity Three highly differentiated clinical programs, (two TYK2 inhibitors and IGF - 1R inhibitor), provide strategic opportunities across a broad range of immune mediated diseases ESK - 001: Two major value inflection points expected in large indications A - 005: Potentially first - in - class fully CNS - penetrant TYK2 inhibitor expands breadth of addressable indications, including those within the CNS First - In - Class Market Maker © Alumis Differentiated MOA Lonigutamab: A next - generation subcutaneous anti - IGF - 1R with best - in - class potential in TED High efficacy oral and subcutaneous therapies provide significant market maker potential

Extensive Genetic Insights Inform TYK2 Indications

- TYK2 P1104A Loss-of-kinase-function variant stands out in the human genome, conferring **powerful** protection from broad array of **immune-mediated diseases**
- Out-sized protection conferred by carriers of **two P1104A variants** (homozygotes) reinforces requirement of <u>full target inhibition</u> to realize full therapeutic benefit
- No known association of P1104A with serious infections, malignancy, cardiovascular events or venothromboembolism[1]

TYK2 P1104A variant protective across indications of interest



Psoriasis
Systemic Lupus Erythematosus
Primary Biliary Cholangitis
Juvenile Idiopathic Arthritis
Psoriatic Arthritis
Sarcoidosis
Type 1 Diabetes
Rheumatoid Arthritis
Crohn's Disease
Multiple Sclerosis
Celiac Disease
Ulcerative Colitis
Odds Ratio (95% Confidence Interval)
Protective
Susceptible

TYK2 P1104A homozygotes show greater disease protection[2]



Heterozygotes
Carrier of 1 allele
Homozygotes
Carrier of both alleles
AS
CD
MS
Ps
UC
0.0
0.2
0.4
0.6
0.8
1.0
1.2
OR (Minor Allele)
Protective
Susceptible

[1] Raghupathy N et al. poster EADV spring symposium May 12-14, 2022, P110; [2] Dendrou 2016 alumis

© Alumis

7

© Alumis 8 Maximal Target Inhibition Led to 15 - 20% Increase in Clinical Response (PASI) Maximal Target Inhibition Maintained Across 24 - hour Dosing Period ( Phase 1 multidose trough PK) Clinical Outcomes at 28 Weeks (OLE Phase 2, PASI as observed) 1 10 100 1000 0 2 4 6 8 10 12 14 ESK - 001 Mean Trough Concentration (ng/mL) Time (days) IC90 IC50 10 mg QD 20 mg QD 20 mg BID 30 mg BID 40 mg BID 60 mg QD Patients with Response (%) 72.9 47.1 20 93 71.8 35.2 0 20 40 60 80 100 PASI 75 PASI 90 PASI 100 40 mg QD 40 mg BID

9 ESK - 001 and A - 005: A Highly Differentiated TYK2i Portfolio Phase 3 dose fully inhibits TYK2 by every measure in skin and blood* 〉 Maximal Target Inhibition Long term PASI and sPGA response rates competitive with high efficacy biologics 〉 High Response Oral No major safety signals to date with up to two years of active therapy 〉 Long Term Safety Significant and prolonged cerebral spinal fluid (CSF) exposure 〉 Full CNS Penetration High peripheral and CSF exposure achieves maximal target inhibition 〉 Maximal Target Inhibition Chronic tox ongoing, CMC and clinical pharmacology support Phase 2 〉 Phase 2 Ready ESK - 001 A - 005 © Alumis *in vitro HWB, ex vivo Ph1 PD assays in HV, and RNAseq of Ph2 PsO patients

TYK2 Class has Extensive Validation with Substantial Market Potential Across Immune - Mediated Diseases Ongoing trials: includes Alumis and other company clinical trials; Publicly disclosed indications for TYK2, Market size estimates for 2030 worldwide Biologic Rationale Genetic Evidence Ongoing Trial Clinical POC Market Size 1 Indication >$25B Plaque Psoriasis >$9B Psoriatic Arthritis >$4B Systemic Lupus >$9B Ulcerative Colitis >$13B Crohn’s Disease >$2B Cutaneous Lupus >$6B Ankylosing Spondylitis >$30B Multiple Sclerosis >$33B Rheumatoid Arthritis >$8B Juvenile RA >$20B Others >$150B Market Size Total 1. GlobalData , market research reports 10 © Alumis

ACELYRIN’s Lonigutamab A Next - Generation Subcutaneous Anti - IGF - 1R Therapy With Best - in - Class Potential in TED 11 Lonigutamab Development Plan 〉 Capital Investment: Initial commitment of approximately $25 - $50M to evaluate potential differentiation in TED. Investment has been included in plan for cash runway into 2027 〉 Development Plan: Goal is to design well - informed clinical development plan to assess and maximize the opportunity for lonigutamab . Intend to utilize the combined companies’ deep scientific, development, and program expertise – Acelyrin lonigutamab program team of at least 20 people expected to join Alumis (clinical, CMC and regulatory) – Alumis ’ Chief Commercial Officer has significant commercial experience in the TED space 〉 Timing: Combined company expected to finalize most informed and capital efficient clinical development program following the closing of the merger Best - In - Class Potential 〉 Uniquely differentiated MOA: non - competitively binding IGF - 1R antagonist in TED 〉 Robust and compelling Phase 1/2 clinical data that may enable selection of dose that optimizes efficacy and safety 〉 Potential for commercially attractive product profile with IV - like efficacy and reduced safety barriers for adoption © Alumis

ESK - 001: TYK2i Achieving Maximal Target Inhibition

Psoriasis: 92% of Diagnosed Psoriasis Patients are Not Treated with a Biologic Therapy*



Untreated, Light Therapy
29%
Dx PsO Patients[1]
~8M
Treated[2]
71%
Topicals[2]
77.5%
Systemics[2]
22.5%
ORAL
SOTYKTU[2] (1%)
OTEZLA[2] (22%)
MTX[2] (28%)
INJECTABLE
HUMIRA[2] (13%)
TREMFYA[2] (12%)
SKYRIZI[2] (20%)
Others[2] (4%)

Additional opportunity for patients with preference for oral therapy with easy to use oral

Many patients are sub-optimally treated with topicals, HCP desire to treat "early and hard"

- Large market maker opportunity for shift from episodic to chronic therapy
- Need for easy-to-use high efficacy oral therapy

~ 11% of diagnosed patients receive suboptimal oral therapy

- Capture share with high efficacy oral drug
- Expand oral market

Only ~**8%** of diagnosed patients receive high efficacy biologics

- Tap into needle phobia
- Potential for oral maintenance post injectables

[1] National Psoriasis Foundation
[2] IQVIA Analysis, Stable and eligible newly diagnosed patients from April 2021– March 2022 utilized for longitudinal analysis; all patients have at least 24M of look forward post-Dx
* Last data March 2024; product and market dynamics since March 2024 not reflected here alumis

© Alumis

13

*p<0.05; **p< 0.005; ***p<0.001 . P - value is comparing proportion in each active arm vs placebo using the Cochran - Mantel - Haensze l test adjusted for stratification factors (prior use of biologics and geographic region (North American vs. ROW)). © Alumis 14 STRIDE Met Primary and Secondary Endpoints with High Statistical Significance and Dose Dependency at Week 12 ( PASI 75: p < 0.001) Dose Dependent Response Observed Increasing Response Trajectory for PASI 75 0% 2.7% 5.4% 12.8% 52.8% 64.1% 0% 20% 40% 60% 80% 100% 0 4 8 12 0.0 0.0 0.0 19.4 0.0 0.0 33.3 11.1 0.0 56.4 25.6 7.7 56.4 25.6 10.3 64.1 38.5 15.4 PASI-75 PASI-90 PASI-100 Proportion of Patients with Response (%) Response Criteria *** *** *** *** ** * *** *** *** * * Weeks Proportion of Patients with Response (%) 40 mg BID (N=39) 20 mg BID (N=39) 40mg QD (N=39) 20 mg QD (N=36) 10 mg QD (N=36) Placebo (N=38)

Overall (N=227) 40 mg BID (N=39) 40 mg QD (N=39) 20 mg BID (N=39) 20 mg QD (N=36) 10 mg QD (N=36) Placebo (N=38) 110 (48.5) 25 (64.1) 19 (48.7) 18 (46.2) 14 (38.9) 19 (52.8) 15 (39.5) Subjects with ≥1 TEAE 5 (2.2) 0 1 (2.6) 3 (7.7) 0 1 (2.8) 0 Subjects with ≥1 SAE 0 0 0 0 0 0 0 Subjects with treatment related SAEs 0 0 0 0 0 0 0 Deaths 5 (2.2) 1 (2.6) 2 (5.1) 0 2 (5.6) 0 0 Subjects with TEAE leading to treatment discontinuation Most frequent TEAEs 14 (6.2) 3 (7.7) 4 (10.3) 3 (7.7) 2 (5.6) 0 2 (5.3) Headache 10 (4.4) 3 (7.7) 2 (5.1) 1 (2.6) 2 (5.6) 2 (5.6) 0 Upper resp. tract infection 10 (4.4) 3 (7.7) 1 (2.6) 1 (2.6) 0 2 (5.6) 3 (7.9) Nasopharyngitis 15 STRIDE: ESK - 001 was Well Tolerated at All Dose Levels Safety Summary at Week 16 Note: No Major Adverse Cardiac Events (MACE), serious infections, cytopenias , treatment related thromboses or concerning lab/ECG trends were observed. TEAE: treatment emergent adverse event. Most frequent TEAEs: ≥3 patients where occurrence greater in active group vs. placebo. © Alumis

Overall (N=164) ESK - 001 40 mg BID (N=82) ESK - 001 40 mg QD (N=82) 86 (52.4) 45 (54.9) 41 (50.0) Subjects with ≥ 1 TEAE 4 (2.4) 3 (3.7) 1 (1.2) Subjects with ≥ 1 TE SAE 0 0 0 Deaths 4 (2.4) 4 (4.9) 0 Subjects with TEAE leading to treatment discontinuation 5 (3.0) 4 (4.9) 1 (1.2) Subjects with TEAE ≥ Grade 3 Most frequent TEAEs 13 (7.9) 3 (3.7) 10 (12.2) Nasopharyngitis 11 (6.7) 9 (11.0) 2 (2.4) Upper Respiratory Tract Infection 3 (1.8) 3 (3.7) 0 Folliculitis 3 (1.8) 3 (3.7) 0 Gastroenteritis 3 (1.8) 3 (3.7) 0 Urinary Tract Infection 5 (3.0) 3 (3.7) 2 (2.4) Acne 4 (2.4) 3 (3.7) 1 (1.2) Arthralgia 8 (4.9) 3 (3.7) 5 (6.1) Headache 3 (1.8) 3 (3.7) 0 Cough Based on the Safety Analysis Population (all treated patients). Safety data displayed based on 1 March 2024 data cut of ongoi ng OLE study. For the most recent OLE study safety information, please see the Company’s filings with the SEC. TEAE: treatment emergent adverse event. 16 OLE: ESK - 001 Continues to be Well Tolerated Safety Summary at Week 28 © Alumis

17 OLE: Significant Increases in PASI Responses with Continued Exposure Patient Achieving PASI 75 ( mNRI ) (%) Patient Achieving PASI 90 ( mNRI ) (%) Patient Achieving PASI 100 ( mNRI ) (%) NUMBER OF SUBJECTS Open Label Extension 40 mg BID 35.2 71.8 93.0 90.3 56.9 34.7 89.2 58.1 29.7 Washout STRIDE 20 mg BID 40 mg QD 40 mg BID Placebo Patient with Response (%) 100 80 60 40 20 0 Baseline Parent Wk 12 Day 1 Wk 2 Wk 4 Wk 8 Wk 12 Wk 16 Wk 28 VISIT > 6.1 *Data as of March 1, 2024 71 72 74 82 82 82 As Observed 81 81 82 82 mNRI 81 81 82 82 NRI Patient Achieving PASI 75 (AO) (%) Patient Achieving PASI 90 (AO) (%) Patient Achieving PASI 100 (AO) (%) Patient Achieving PASI 75 (NRI) (%) Patient Achieving PASI 90 (NRI) (%) Patient Achieving PASI 100 (NRI) (%) mNRI : Modified Non - Responder Imputation 30.9 63.0 81.5 80.2 50.6 26.8 52.4 80.5 46.3 23.2 6.1 30.9 81.5 81.7 46.3 23.2 26.8 50.6 52.4 30.9 63.0 30.9 82.7 46.3 23.2 53.7 24.4 11.0 0.0 6.1 OLE Treatment: ESK - 001 40 mg BID © Alumis

Patient with Response (%) 100 80 60 40 20 0 Washout STRIDE 20 mg BID 40 mg QD 40 mg BID Placebo Open Label Extension 40 mg BID 0.0 18 OLE: Significant Increases in sPGA Responses with Continued Exposure Patient Achieving sPGA 0/1 (%) Patient Achieving sPGA 0 (%) 71 72 74 80 82 82 AS OBSV 81 81 82 82 mNRI Patient Achieving sPGA 0/1 ( mNRI ) (%) Patient Achieving sPGA 0 ( mNRI ) (%) OLE Treatment: ESK - 001 40 mg BID (mITT Analysis Set) Baseline Parent Wk 12 Day 1 Wk 2 Wk 4 Wk 8 Wk 12 Wk 16 Wk 28 VISIT > 51.2 65.4 63.4 67.9 38.8 11.0 33.3 32.9 34.6 6.3 6.3 39.4 76.1 72.2 37.5 68.9 36.5 11.0 51.2 38.8 NUMBER OF SUBJECTS mNRI analysis: if patient discontinued due to AE or inadequate response then imputed as a non - responder; if discontinued for other r easons then imputed using LOCF *Data as of March 1, 2024 © Alumis

© Alumis 19 Psoriasis: Current Treatment Landscape Maximal response is Achieved at Week 24 and Beyond Percent of Patients Achieving PASI - 75 Time (Weeks) Skyrizi IL - 23 Cosentyx IL - 17 Stelara IL - 12/23 JNJ2113 IL - 23 oral Sotyktu TYK2 oral Otezla PDE4 oral PASI 75 Outcomes for Recent Psoriasis Studies (79 studies, 13 molecules) ESK - 001 Week 28 in OLE >90% As Observed PASI 75 >80% mNRI /NRI PASI 75 These data are not based on head - to - head or comparator studies. Differences exist between study designs and subject characterist ics, and caution should be exercised when comparing data across studies. ESK - 001 PASI 75 OLE Response Rates to Date in High Biologics Range

20 Psoriasis: ESK - 001 Phase 3 ONWARD Program Three Studies: Two parallel Phase 3 studies and a long - term extension (LTE) study ESK - 001, 40mg BID (N=420) Treatment Period Maintenance Placebo (N= 210 ) Wk 16 : Rollover to ESK - 001 Apremilast, 30mg BID (N=210) ESK - 001 (Open Label) ONWARD3 (Long - term extension) 2:1:1 Randomization N= 840 Wk 16 Primary EP Wk 24 End of Ph3 Wk 20 Wk 2 Wk 4 Wk 8 Wk 12 Wk 1 Baseline Week 28 Safety visit if not entering LTE ESK - 001 - 016 (ONWARD1) & ESK - 001 - 017 (ONWARD2): 〉 24 - week duration, apremilast active comparator ESK - 001 - 018 (ONWARD3) 〉 Long term extension (LTE) study, includes treatment withdrawal period In parallel, Alumis is developing a once - a - day modified release formulation for ESK - 001 © Alumis

SLE: Ongoing Phase 2b Program (LUMUS) is Designed for Speed to Market and Probability of Clinical Success 21 〉 High unmet need for safe and effective treatment in SLE – No oral targeted treatments available at this time – Opportunity to expand into lupus nephritis, cutaneous lupus 〉 Multiple points of validation for TYK2 and associated pathways in SLE – Strong genetic rationale from P1104A loss of function mutation – Strong scientific rationale for inhibition of Type I Interferon preclinically and from Saphnelo ® – Positive Phase 2 results from competitive TYK2 molecule 〉 Ongoing global Phase 2b LUMUS trial, expected topline readout in 2026 – Designed as first of two potentially pivotal trials – Primary endpoint BICLA at week 48, target enrollment: n=388 patients – Includes OLE for long term safety database 〉 Potential for accelerated regulatory pathway with one additional confirmatory Phase 3 trial prior to seeking approval © Alumis

© Alumis 22 LUMUS Trial Incorporates Key Learnings from Past SLE Trials 〉 High placebo response rates responsible for failed SLE trials driven by: – Insufficient disease activity – Excessive concomitant medications – Incorrect/inconsistent use of composite outcome measures – Trial design and/or conduct issues (inexperienced sites, lack of enrollment and outcome adjudication processes, inadequate investigator training) 〉 LUMUS trial requires stringent disease activity criteria 〉 Enrollment and outcome adjudication processes, real time data consistency checks implemented 〉 Concomitant medications minimized; steroid taper incorporated 〉 Extensive and ongoing site training in endpoint assessments L upus Clinical D evelopment C hallenges Alumis Success F actors to Mitigate Challenges

A - 005: First - in - Class, CNS - Penetrant Allosteric TYK2 Inhibitor

A-005: A First-in-Class CNS-Penetrant Allosteric TYK2 Inhibitor

A Foundational Oral Immunology Drug Candidate for Neuroinflammation

Fully CNS-Penetrant	Achieves CSF:Plasma (free drug) ratio of approximately 1:1
Maximal Target Inhibition	Achieves IC90 coverage within the CNS and peripherally over the dosing period
Safety Profile	No safety signals observed in Phase 1
Genetic Validation	Strong genetic associations of TYK2 in MS, with emerging genomic support in Alzheimer's, Parkinson's and ALS
Preclinical Validation	• Targets microglia and astrocytes, key drivers of chronic neuroinflammation • Robust efficacy in multiple prophylactic and therapeutic EAE models
Phase 2 Readiness	Chronic toxicology ongoing, CMC and clinical pharmacology support Phase 2
Opportunity	• Multiple Sclerosis planned as first indication to establish PoC • Broad opportunities in the neuroinflammatory/neurodegenerative space

A-005 was well tolerated and achieved maximal TYK2 inhibition across broad range of doses in Ph1 alumis

© Alumis

24

A-005 Achieved Significant Dose-Dependent Response Preclinically

In Both Prophylactic and Therapeutic EAE Models (MOG peptide) with Once-Daily Oral Dosing

Prophylactic EAE

Once daily oral dosing initiated 1 day prior to EAE induction; Mann-Whitney U test vs vehicle, p<0.05 for 1 mg/kg (day 20-28), 3 mg/kg (day 20-28), 10 mg/kg (day 14-28), 30 mg/kg (day 14-28)

(n=10)
(n=10)
(n=10)
(n=10)
(n=10)
(n=10)

Therapeutic EAE

Once daily oral dosing initiated the onset of EAE clinical signs (# enrollment period, days 10-13). Experience continued until each mouse had been dosed for at least 21 days (day 34). Mann-Whitney U-test vs vehicle, p<0.05 for 10 mg/kg (day 21, 25-27, 29-32, 34), 30 mg/kg (day 18-34)

- **Complete suppression** of EAE achieved in prophylactic EAE model, and significantly effective in a therapeutic EAE model
- A-005 **recapitulates** TYK2 human loss-of-function variant knock-in mouse EAE data

(Gorman, J. A., Hundhausen, C., Kinsman, M., Arkatkar, T., Allenspach, E. J., Clough, C., West, S. E., Thomas, K., Eken, A., Khim, S., Hale, M., Oukka, M., Jackson, S. W., Cerosaletti, K., Buckner, J. H., & Rawlings, D. J. (2019). The TYK2-P1104A Autoimmune Protective Variant Limits Coordinate Signals Required to Generate Specialized T Cell Subsets. Frontiers in immunology, 10, 44. https://doi.org/10.3389/fimmu.2019.00044)

© Alumis

25

© Alumis 26 A - 005 Demonstrated Dose Dependent Plasma Exposure with Sustained and Maximal PD Effect in Phase 1 〉 A - 005 plasma exposure ( C max , AUC) increased proportional to dose, in the range of 1 to 240 mg QD dose 〉 Several higher A - 005 doses sustained in vitro pSTAT IC 90 coverage over 24h SAD Cohorts MAD Cohorts

CSF free ≥ Plasma free exposure for all timepoints from 1h postdose © Alumis 27 A - 005 Demonstrated Ability to Cross Blood - Brain Barrier with High Levels of Exposure in Cerebral Spinal Fluid (CSF) in Phase 1 PK Summary: CSF Cohort (120 mg QD) C 9h (ng/mL) C max (ng/mL) T max (h) 75 (16) 327 (0.6) 1.5 (NA) Plasma Total , m ean (SD) 7 (1.4) 29 (0.1) 1.5 (NA) Plasma Free , m ean (SD) 9 (2.7) 34 (10.9) 2.0 (NA) CSF Free , m ean (SD) 1.4 1.2 NA Ratio ( CSF free / Plasma free ) 〉 A - 005 concentration in CSF s ignificantly above IC90 levels, >4 times higher than IC 90 measured in microglia cells in vitro. CSF Cohort (120 mg QD)

Clinical Development Strategy for A-005

Goal: Establish Clinical Proof-of-Concept in First Neuroinflammatory Indication by 2026

Positive Phase 1 Clinical Trial Completed

- Established CSF exposure and ability to maximally inhibit TYK2 across broad range of Ph2 doses
- Favorable safety profile at all doses tested with no series treatment emergent adverse events

Phase 2 Readiness: Nonclinical CMC and toxicology programs ready to enable Ph2 initiation in 2025

- Enables range of studies including treatment beyond 3 months and long-term extension studies

Future Clinical Development

- Phase 2 study in MS patients currently expected to be initiated in 2H25 with readout in 2026
- Potential expansion into neurodegenerative diseases

alumis
© Alumis
28

Summary 29

1. On a fully diluted basis 2. Preliminary, unaudited and subject to change © Alumis 30 ACELYRIN Transaction Highlights 〉 All stock merger 〉 ACELYRIN stockholders to receive 0.4274 shares of Alumis common stock for each share of ACELYRIN common stock owned Consideration 〉 Alumis stockholders to own approximately 55% of the combined company 〉 ACELYRIN stockholders to own approximately 45% of the combined company Pro Forma Ownership 1 〉 ~$737M pro forma cash at the end of Q4 2024 2 〉 Expect pro forma financial plans to extend runway into 2027 Cash Position 〉 Combined company to operate under the Alumis name 〉 The combined company will be led by current Alumis executive team 〉 Alumis Board will expand to nine directors, including two additional directors from ACELYRIN’s Board Leadership 〉 Expected in the second quarter of 2025 〉 Subject to approval of Alumis and ACELYRIN stockholders and satisfaction of other customary closing conditions Transaction Closing and Conditions

Thank You! 31